                                                                    EXHIBIT 99.1


FOR
LJ INTERNATIONAL INC.
(NATIONAL MARKET SYSTEM: JADE)

CONTACTS
BETTY HO                                    GREGORY A. McANDREWS
LJ International Inc.                       Greg McAndrews & Associates
011 (852) 2170-0001                         (310) 301-3035


                                                           FOR IMMEDIATE RELEASE


                  FISCAL YEAR CHANGE FOR LJ INTERNATIONAL INC.;
                               GUIDANCE REAFFIRMED


         HONG KONG, Dec. 12, 2002 - LJ International Inc. (NMS: JADE) today announced that it would change its fiscal year to the calendar December 31 from April 30 starting immediately to continue its trend of filing financial results to be in line with the majority of US reporting companies.

         The Company will report a "short" quarter of two months for November and December 2002 and a "short" year of eight months from May to December 2002 along with comparable like-period results in 2001.

         "LJ International is on track with its second quarter guidance ended October 31 of at least $14 million in sales, $1 million in net income and 11 cents per share in earnings," according to Chairman and CEO Yu Chuan Yih.

         "In addition, early holiday sales forecasts are mildly positive indicating financial results for November and December 2002 will be higher than the same two-month period in 2001," he added.



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NEWS RELEASE - FISCAL YEAR
DECEMBER 9, 2002
PAGE 2


         Mr. Yih repeated the sales and earnings for the second quarter and six months of fiscal 2003 that were originally announced November 14:


                                                               OCTOBER 31, 2002               OCTOBER 31, 2001
FOR THE THREE MONTHS ENDED:                                    (ESTIMATED)                    (UNAUDITED)
-------------------------------------------------------------- ------------------------------ -------------------------
Sales                                                          $14 to $15 million             $10.4 million

Net Income (Loss)                                              $1.0 to $1.2 million           ($371,000)

Net Income (Loss) per Share                                    11 to 14 cents                 (4 cents)

Weighted Average Shares Outstanding                            8,671,615                      8,671,615


                                                               OCTOBER 31, 2002               OCTOBER 31, 2001
FOR THE SIX MONTHS ENDED:                                      (ESTIMATED)                    (UNAUDITED)
-------------------------------------------------------------- ------------------------------ -------------------------
Sales                                                          $22.7 to $23.7 million         $18.7 million

Net Income (Loss)                                              $0.6 to $0.8 million           ($276,000)

Net Income (Loss) per Share                                    7 to 10 cents                  (3 cents)

Weighted Average Shares Outstanding                            8,671,615                      8,671,615

         Cash and cash equivalents are expected to be more than $6 million, total current assets above $35 million, total assets topping $45 million, shareholders' equity more than $22 million and a book value of approximately $2.53 per share.

         LJ International Inc. (NMS: JADE) is a leading publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: www.ljintl.com.



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NEWS RELEASE - FISCAL YEAR
DECEMBER 9, 2002
PAGE 3

         (Forward look statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)



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